Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

During the quarter ended June 30, 2026, the Company reported revenue of $12.55 Million, compared to $11.43 Million for the same period in the prior year. Second quarter results were primarily driven by an increase in After-Market business and through the continued growth of KBS Graphite.

Results of Operations

●	Revenue – Revenue for the quarter was US$12.55 million, representing a 9.7% increase over the same period in 2025. The revenue increase reflects additional sales in the After-Market business in both the steel and graphite lines.

●	Gross Profit – Gross profit was US$6.01 million, or 48% of revenue, compared to US$5.26 million, or 46%, in the prior-year. The increase in gross margin was due to a change in product mix.

●	Operating Expenses – SG&A and R&D expenses were US$5.75 million, a decrease of 3.3% from the prior-year period. In the quarter, the company decreased Selling Expenses by 4.5% and G&A expenses by 5% over the same period in the previous year. R&D expenses rose by 19% or $0.067 Million as the company focuses on developing new product lines.

●	Operating Income – Operating income was US$0.26 million, compared to a loss of US$0.69 million in the prior-year period. This represents an improvement of US$0.95 million over the previous year.

●	Non-Operating Income – Non-Operating Income was a loss of $1.02 Million in the quarter compared to a loss of $2.47 Million in the same quarter of the previous year. Interest expense in the quarter was $0.22 Million and Foreign Exchange Loss was $0.12 Million. The Q2 2026 figure also included a non-cash Unrealized Loss from the change in the Fair Market Value of Warrant Liabilities totaling $0.72 Million.

●	Net Income – The company showed a net loss for the quarter of $1.05 Million compared to a net loss of $3.03 Million in Q2 2025.

Liquidity and Capital Resources

As of June 30, 2026, the Company had cash and cash equivalents of US$8.22 million. Total current assets are US$29.77 million and total current liabilities are US$31.76 million. Management believes that its current liquidity, together with cash flows from operations and available credit facilities, will be sufficient to fund operating requirements for the next 12 months.

Outlook

Management anticipates continued revenue growth through the end of the year. The Company is focused on expanding sales in both domestic and export markets. Strategic initiatives for the remainder of 2026 include:

●	Launch of new steel shaft product in Q3

●	Launch of new programs at its OEM partners where KBS is the stock shaft;

●	The Company expects its newly established European office to contribute incremental revenue as it expands regional sales coverage, develops new customer relationships and provides more direct support to existing customers. Management believes the Company’s local presence will strengthen its ability to capture growth opportunities across the European market;

●	The Company believes that hosting the second annual KBS Open in Taiwan will provide additional marketing exposure and enhanced brand awareness. It will strengthen engagement with customers and industry participants, and support broader awareness of the Company’s products in Taiwan and other key Asian markets. Management believes the event provides a valuable platform to showcase the KBS brand and deepen relationships within the golf community;

●	The Company intends to implement additional cost-control measures across its operations, including initiatives focused on production efficiency, inventory management, logistics and discretionary operating expenses

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding future performance, market conditions such as the foreign exchange conditions, and strategic initiatives, and the Company’s belief with respect to its ability to capture growth opportunities and the impact of hosting the second annual KBS Open in Taiwan. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including foreign exchange fluctuations, changes in market demand, competitive pressures, and other factors listed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which are beyond the Company’s control. Actual results may differ materially from those projected.

All forward-looking statements included in this report are made only as of the date of this report, and, except as required by law, the Company assumes no obligation to revise or update any forward-looking statements made by the Company as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Company Contact:

Kathleen Lin

InvestorRelations@FSTShafts.com

Investor Relations:

Skyline CCG

IR@SkylineCCG.com